Exhibit 99.1

InterOil Provides Update on ExxonMobil Transaction

SINGAPORE and PORT MORESBY, Papua New Guinea, Oct. 10, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC, POMSox: IOC) today announced that, after the close of business on October 7, 2016, the Supreme Court of Yukon approved the pending transaction ("the transaction") with Exxon Mobil Corporation (NYSE: XOM), including finding that the transaction is fair and reasonable. The decision of the Supreme Court of Yukon followed a contested hearing held on September 27, 2016.

Phil Mulacek, who contested the transaction at the previous court hearing, has filed a notice of appeal and requested a stay of the Supreme Court's decision pending such appeal. InterOil intends to seek to have any appeal heard on an expedited basis, and InterOil and ExxonMobil intend to close the transaction promptly following receipt of a favorable resolution.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden / Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This communication includes "forward-looking statements". All statements, other than statements of historical facts, included in this communication are forward-looking statements. Such forward-looking statements may include, without limitation, statements regarding the pending transaction with ExxonMobil, the timing to consummate the proposed transaction with ExxonMobil, the ability to satisfy the conditions to consummation of the proposed transaction, and the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the CRP. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular assumptions, risks and uncertainties relating to the risk that a condition to closing of the proposed acquisition may not be satisfied, the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the CRP and other risk factors discussed in InterOil's management information circular dated August 16, 2016, its annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, and under the heading "Factors Affecting Future Results" available through the "Investors" section on ExxonMobil's website and in Item 1A of ExxonMobil's 2015 Form 10-K. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws. References to gas resources in this release may include amounts that ExxonMobil or InterOil believe will ultimately be produced but that are not yet classified as "proved reserves" under U.S. SEC definitions.

Legal Notice

None of the securities anticipated to be issued pursuant to the ExxonMobil transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the ExxonMobil transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the transaction with ExxonMobil will occur. The ExxonMobil transaction is subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.